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                                                             EXHIBIT 99(a)(5)(D)

For Further Information:

BIG DOG HOLDINGS, INC.
121 Gray Avenue
Santa Barbara, California 93101
www.bigdogs.com

CONTACT:
Investor Information
(805) 963-8727 x 1630
ir@bigdogs.com

For Immediate Release:
September 6, 2000


                             BIG DOG HOLDINGS, INC.
        ANNOUNCES FINAL RESULTS OF $6.25 PER SHARE CASH TENDER OFFER FOR
                               3.5 MILLION SHARES

SANTA BARBARA, CALIFORNIA--Big Dog Holdings, Inc. (Nasdaq:BDOG; www.bigdogs.com) today announced the final results of its previously announced cash tender offer to purchase 3,500,000 of its common shares at a price per share of $6.25. The cash tender offer expired at 9:00 a.m. Pacific time on August 30, 2000.

A total of 6,943,926 common shares were tendered and delivered pursuant to the offer, of which the company accepted for payment 3,500,208 common shares. The company, pursuant to the terms of the offer, accepted slightly more than 3.5 million shares in order to avoid issuing fractional shares. Because the offer was oversubscribed, a proration factor of 50.4 percent for the tendered shares has been applied.

Immediately before giving effect to the cash tender offer, the company had approximately 11,983,450 common shares outstanding. As a result of the completion of the cash tender offer, the company will have approximately 8,483,242 common shares outstanding as of the time immediately following payment for the tendered shares accepted for payment.

Big Dogs develops, markets and retails a branded, lifestyle collection of unique, high-quality, popular-priced consumer products, including activewear, casual sportswear, accessories and gifts. The BIG DOGS brand image is one of quality, fun and a sense of humor. The BIG DOGS brand is designed to appeal to people of all ages and demographics, particularly baby boomers and their kids, big and tall customers, and pet owners. In addition to its 198 retail stores, Big Dogs markets its products through its catalog, better wholesale accounts and Internet sales.

Safe Harbor Statement Under the Private Securities Litigation Reform Act 1995:
With the exception of historical information, the matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties. The actual future results of the company could differ significantly from those statements. Further information on the company's risk factors is contained in the company's filings with the Securities and Exchange Commission.